Exhibit-99 (a)(1)(B)

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Re: SPAR Group, Inc. -- Offer to Exchange Certain Outstanding Stock Options for New Stock Options

SPAR Option Holder:

We are pleased to inform you that at the August 6, 2009, SPAR Board Meeting, both the Board and Compensation Committee approved the Offer to Exchange Certain Outstanding Stock Options for New Stock Options.

This offer provides you with the ability to voluntarily exchange all or some of your existing stock options (in accordance with the Exchange Offer document described below for new SPAR Group, Inc. Options valued at $0.40 per share.

This offer is available for a Limited Time Only and we strongly recommend that read all materials we are distributing on this matter and make sure you return your signed Election Form (attached) to SPAR’s HR Department on or before the September 23, 2009, Expiration Date.

Assuming you qualify and elect to exchange some or all of your existing stock option contracts you will, shortly after the Expiration date, receive a new stock option contract having a new lower exercise price of $0.40 per share, covering the same number of shares of SPAR common stock as those you exchanged (a “one-for-one” exchange), and the normal four year vesting period will start over again. These conditions are more fully provided in the Exchange Offer.

As part of this offer, we also are sending you a “hard copy” of this letter today together with copies of the following:

1.        Exchange Offer: Our “Offer to Exchange Certain Outstanding Stock Options for New Stock Options” dated August 24, 2009. The Exchange Offer describes this offer in considerable detail, including (without limitation) directions for completing and submitting your Exchange Form, the details of the new stock options we are offering to issue to you in exchange, contract details, and some important disclosures and legal language required for exchanges like this (e.g. disclosures under our SEC filings that are always available on SPAR’s main web site.)

2.        Election Form: This document shows the Options you hold that are eligible for exchange and has instructions for selecting exchanges on an option contract by contract basis. While the exchange period isn’t scheduled to end until September 23, 2009, you have the option to take the full period to consider this offer, or you can complete this form and return it to us at any time with the understanding that you are permitted to change your mind and resubmit your election provided it is received by the expiration Date as outlined in the Exchange Offer.

3        2008 Plan Prospectus:This document is Our Summary Description and Prospectus respecting the SPAR Group, Inc. 2008 Stock Compensation Plan, as amended, dated August 24, 2009 (the “2008 Plan Prospectus”). The 2008 Plan Prospectus describes in considerable detail our 2008 Stock Compensation Plan, as amended (the “2008 Plan”), and the general terms of the stock option and other awards issued by SPAR. If you voluntarily participate, your new stock option will be subject to our 2008 Plan.

If you go to our website, sparinc.com, you can view and download our Exchange Offer and our 2008 Plan Prospectus, which will also be attached to our SEC filing on Form Schedule TO for this Exchange Offer, as filed on August 24, 2009, as well as our SEC Reports and other related documents included in our Exchange Offer by reference.

Very truly yours,

SPAR Group, Inc.

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SPAR Group, Inc. Corporate Office * 560 White Plains Road * Suite 210 * Tarrytown, NY 10591-5198

Phone 914-332-4100 * Fax 914-332-0741 * Email: servingyou@sparinc.com* Website: www.sparinc.com